Exhibit 99.2

Dear Team,

We are very pleased to share that Glass Lewis, a leading proxy advisory firm that provides recommendations to investors on proxy votes, has recommended that Medivation’s stockholders support our Board of Directors and reject Sanofi’s solicitation efforts.

Their report is a ringing endorsement of both our highly experienced Board members, all of whom are tirelessly committed to working for our stockholders, and our belief that Sanofi’s proposal grossly undervalues our company. We encourage you to read the press release we issued earlier this morning, which includes excerpts from the Glass Lewis report – a copy of the press release can be found on our dedicated website, www.medivationforstockholders.com, and here:

http://investors.medivation.com/releasedetail.cfm?ReleaseID=977010.

We know there has been a number of communications in the past few weeks, along with continued press attention on our company. We want to thank each of you for your continued great work, patience, and focus, and for everything you have done to bring Medivation to where we are today.

Sincerely,

David & Marion

Additional Information

This document is neither an offer to buy nor a solicitation of an offer to sell any securities of Medivation. No tender offer for the shares of Medivation has commenced at this time. In connection with its proposed transaction, Sanofi has filed a consent solicitation statement with the SEC and may file tender offer or other documents with the SEC. Medivation has filed with the SEC a definitive consent revocation statement together with a GREEN consent revocation card. Stockholders may obtain the consent revocation statement (including any amendments or supplements thereto) and any related materials, free of charge, at the website of the SEC at www.sec.gov, and from any solicitation agent named in the consent revocation materials. Stockholders may also obtain, at no charge, any such documents filed with or furnished to the SEC by Medivation under the “SEC Filings” tab in the “Investor Relations” section of Medivation’s website at www.medivation.com. Stockholders are advised to read the consent revocation statement (including any amendments or supplements thereto), as well as any other documents relating to the consent solicitation that are filed with the SEC, carefully and in their entirety prior to making any decisions because these documents contain important information.

Certain Information Regarding Participants

Medivation, its directors and certain of its executive officers may be deemed to be participants in the solicitation of revocations in connection with Sanofi’s consent solicitation. Information regarding the identity of these participants and their direct or indirect interests, by shareholdings or otherwise, is set forth in the definitive consent revocation statement filed with the SEC in connection with the consent solicitation. Information regarding the names of Medivation’s directors and executive officers and their respective interests in Medivation by security holdings or otherwise is also set forth in Medivation’s proxy statement for the 2016 Annual Meeting of Stockholders, filed with the SEC on April 28, 2016. Additional information can also be found in Medivation’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 26, 2016, and in Medivation’s latest Quarterly Report on Form 10-Q.